Filed Pursuant to Rule 433

Registration No. 333-263304

Dated: July 18, 2022

Pricing Term Sheet

This term sheet supplements the information set forth under “Description of the Notes” in the Prospectus Supplement, subject to completion, dated July 18, 2022 to the Prospectus dated April 11, 2022 (the “Preliminary Prospectus Supplement”).

Issuer:	JPMorgan Chase & Co.

Security Type:	SEC Registered Senior Notes

Security:	Fixed-to-Floating Rate Notes due 2033

Currency:	USD

Size:	$3,500,000,000

Maturity:	July 25, 2033

Fixed Rate Period:	From and including July 25, 2022 to but excluding July 25, 2032

Floating Rate Period:	From and including July 25, 2032 to but excluding Maturity

Payment Frequency:	Semi-annual during the Fixed Rate Period and quarterly during the Floating Rate Period

Day Count Fraction:	30/360 during the Fixed Rate Period, Actual/360 during the Floating Rate Period

Benchmark Treasury:	2.875% due May 15, 2032

Benchmark Treasury Yield:	2.982%

Spread to Benchmark Treasury:	+193 basis points

Reoffer Yield:	4.912%

Fixed Rate Coupon:	4.912%, payable semiannually in arrears during the Fixed Rate Period.

Floating Rate Coupon:	An annual floating rate equal to the Floating Rate Index plus a spread of 2.08% per annum, payable quarterly in arrears during the Floating Rate Period.

Floating Rate Index:	Benchmark rate (expected to be Compounded SOFR as described under “Description of the Notes—Interest on the notes” in the Preliminary Prospectus Supplement.)

Floating Rate Reset Frequency:	Quarterly during the Floating Rate Period

Price to Public:	100% of face amount

Proceeds (Before Expenses) to Issuer:	$3,484,250,000

Interest Payment Dates:	During the Fixed Rate Period, each January 25 and July 25, beginning January 25, 2023 and including July 25, 2032, and during the Floating Rate Period, each of October 25, 2032, January 25, 2033, April 25, 2033 and July 25, 2033.

Business Day:	New York

Business Day Convention:	During the Fixed Rate Period, following business day. During the Floating Rate Period, modified following business day.

Optional Redemption:

We may redeem the notes, at our option, in whole at any time or in part from time to time, on or after January 25, 2023 and prior to July 25, 2032 upon at least 5 days’ but no more than 60 days’ notice to holders of the notes, at a redemption price equal to the greater of: (i) (a) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed discounted to the redemption date (assuming the notes matured on

July 25, 2032) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the “Treasury Rate” plus 30 basis points less (b) interest accrued on those notes to the date of redemption; and (ii) 100% of the principal amount of the notes being redeemed; plus, in either case, accrued and unpaid interest on the notes to be redeemed to the redemption date.

In addition, we may redeem the notes, at our option, in whole, but not in part, on July 25, 2032 upon at least 5 days’ but no more than 60 days’ notice to holders of the notes, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

In addition, we may redeem the notes, at our option, in whole at any time or in part from time to time, on or after April 25, 2033, upon at least 5 days’ but no more than 60 days’ notice to holders of the notes, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

The foregoing supplements and supersedes the information set forth under “Description of the Notes” in the Preliminary Prospectus Supplement.

CUSIP/ISIN:	46647PDH6 / US46647PDH64

Trade Date:	July 18, 2022

Settlement Date:	July 25, 2022 (T+5)

Denominations:	$2,000 x $1,000

Concurrent Issuance:	In addition to the notes described in this term sheet, JPMorgan Chase & Co. is concurrently offering $3,500,000,000 of fixed-to-floating rate notes due 2028. The consummation of each of these offerings is not contingent on any other offering.

Sole Bookrunner:	J.P. Morgan Securities LLC

Co-Managers:	ABN AMRO Securities (USA) LLC

BBVA Securities Inc.

BMO Capital Markets Corp.

BNY Mellon Capital Markets, LLC

Capital One Securities, Inc.

CIBC World Markets Corp.

Citizens Capital Markets, Inc.

Commonwealth Bank of Australia

DZ Financial Markets LLC

ING Financial Markets LLC

Intesa Sanpaolo S.p.A.

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

nabSecurities, LLC

National Bank of Canada Financial Inc.

Natixis Securities Americas LLC

NatWest Markets Securities Inc.

Nordea Bank Abp

PNC Capital Markets LLC

RBC Capital Markets, LLC

Santander Investment Securities Inc.

Scotia Capital (USA) Inc.

SMBC Nikko Securities America, Inc

Standard Chartered Bank

TD Securities (USA) LLC

Westpac Capital Markets LLC

Academy Securities, Inc.

American Veterans Group, PBC

AmeriVet Securities, Inc.

C.L. King & Associates, Inc.

Cabrera Capital Markets LLC

Loop Capital Markets LLC

Mischler Financial Group, Inc.

Multi-Bank Securities, Inc.

R. Seelaus & Co., LLC

Roberts & Ryan Investments, Inc.

Samuel A. Ramirez & Company, Inc.

Telsey Advisory Group LLC

Certain of the underwriters are not U.S. registered broker-dealers, and will not affect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.

Settlement Period: The closing will occur on July 25, 2022 which will be more than two

U.S. business days after the date of this pricing term sheet. Rule 15c6-1 under the Securities Exchange Act of 1934 generally requires that securities trades in the secondary market settle in two business days, unless the parties to a trade expressly agree otherwise.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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